Exhibit 16.1

                        Letterhead of S. W. Hatfield, CPA

Board of Directors
Vibe Records, Inc. Nevada
824 Old Country Road
PO Box 8
Westbury NY 11590

Gentlemen:

     Our firm issued an audit opinion on the financial statements of Vibe Records, Inc. (Company) for the fiscal year ended September 30, 2009, on or about January 13, 2010. Subsequent to the release of our audit opinion, various information came to our attention related to the reported February 27, 2009 issuance of 5,000,000 shares of stock, the disclosure of certain relationships between the Company and Off The Hook Records, Inc. and the classification of certain compensation expenses.

     In prior periods, we made specific requests of management and/or their representatives for documentation to further support various management representations included in the September 30, 2009 financial statements which included, but were not limited to, the February 27, 2009 issuance of stock, the relationship between the Company and Off The Hook Records, Inc., and the classification of certain compensation expenses. We made repeated attempts to communicate with management on a) the open issues noted above and b) planning for the audit of the Company's financial statements for the fiscal year ended September 30, 2010. Our firm was dismissed as auditor for the Company on or about January 3, 2011 Some response to our inquiries was received on or about February 28, 2011 from the Company's successor auditors, however, such response did not fully address our requests or inquiries.

     Prior to our receipt of complete information from management to enable us to finalize a determination on these issues and reach a conclusion on the materiality or other significance of previously reported events, we became aware that management filed a Current Report on Form 8-K, on or about May 5, 2011 effective as of April 11, 2011, noting an Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review - which contained management's disclosure of internal findings that could potentially require a restatement of the Company's financial statements for the fiscal year ended September 30, 2009.

     As a result of management's May 5, 2011 Current Report on Form 8-K, we hereby notify the Company that our audit opinion dated January 13, 2010 for the Company's financial statements for the fiscal year ended September 30, 2009 is withdrawn. This audit opinion is not to be included in any filing with the U. S. Securities and Exchange Commission, and is not to be utilized for any purpose by any investor, member of management, member of the audit committee or member of the board of directors.

     Further, due to the timing of the February 27, 2009 issuance of stock and related concerns discussed above, we additionally withdraw our firm's review of the Company's interim financial statements for the quarters ended March 31, 2009, June 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, which we believe to be potentially impacted by the disclosures contained in the Current Report on Form 8-K.

     We  do  not  comment   upon  or  express  any  position  on  the  issue  of
classification of compensation expenses which has not been resolved or addressed as of this date by the management of Vibe Records, Inc. Nevada.

     This correspondence is provided to the Securities & Exchange Commission.

Sincerely,


/s/ S. W. Hatfield, CPA
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S. W. Hatfield, CPA